Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

QIAGEN-Digene Analyst/Investor Conference Call

June 4, 2007

8:30 a.m. ET

OPERATOR: Good morning. My name is Jackie (ph) and I will be your conference operator today. At this time I would like to welcome everyone to the QIAGEN/Digene Conference Call to discuss the merger announced yesterday. At this time, all lines have been placed on mute to prevent any background noise. After the speaker’s opening remarks, there will be a question-and-answer period. If you would like to ask a question during this time, please press star then the number one on your telephone keypad. This call is being recorded and your participation implies consent to our recording this call. If you do not agree with these terms, simply drop off the line.

I would now like to turn the call over to Solveigh Mahler, QIAGEN’s Director of Investor Relations. Please go ahead.

SOLVEIGH MAHLER, DIRECTOR OF INVESTOR RELATIONS, QIAGEN: Thank you very much, Jackie (ph). Good morning and hello, everybody. Thank you very much for joining me in QIAGEN’s and Digene’s merger announcement conference call.

We are very excited about this announcement given the significant opportunity this transaction provides us for the future. I am Solveigh Mahler, Director of Investor Relations here at QIAGEN. With me on the call are today QIAGEN CEO, Peer Schatz, QIAGEN’s CFO, Roland Sackers, Digene’s CEO, Daryl Faulkner, Digene’s CFO, Joe Slattery, and from Digene’s Investor Relations, Arbit Clary (ph). The conference call will cover a 30-minute presentation followed by a Q&A session. We will be using a presentation during the conference call which can be downloaded from the investor relations sections of the companies’ respective web sites. The time of the conference call is set at one hour. We therefore would like to ask you to please limit yourself to only two questions during the Q&A session. If you have any additional questions or need any further information, please don’t hesitate to contact us after the call. As always, we will be more than happy to answer all your questions and provide you with any information you might need.

Remark that we make during this call about future expectations, plans and prospects may include forward-looking statements. These statements may include but are not limited to statements concerning the financial condition, regards of operations and businesses of QIAGEN and Digene and the benefits expected to reside from this contemplated transaction and are based on management’s current expectations and estimates. There are risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements as a result of various important factors, including those that are discussed in QIAGEN’s and Digene’s most recent filings with the SEC and the risks related to the transaction itself. Please refer to those filings which are publicly available on the SEC’s web site for a full description of those factors.

Now I would like to hand over to Peer Schatz. Peer?

PEER SCHATZ, CEO, QIAGEN: Thank you, Solveigh. To those in the U.S., good morning, and to those of you in Europe, good afternoon. Thank you all for joining us on the call today. I’m Peer Schatz, Chief Executive Officer of QIAGEN.

This is an exciting day for QIAGEN. As you know, yesterday we announced that we have entered into a definitive agreement with Digene to combine the two companies to create a new market and technology leader in molecular diagnostics. This transaction is strategically compelling from both a current and a new business perspective. It builds on the already solid foundations of both companies and combines them to catalyze future growth. QIAGEN had a leading portfolio (INAUDIBLE) technologies including a broad panel of molecular diagnostic tests. Together with Digene’s leadership and HPD targeted molecular diagnostic testing, we will create a global leader in molecular diagnostics outside blood screening and viral load monitoring.

When you add that to a seasoned management team with a proven track record of value creation, the possibilities are remarkable. With their strong technology leadership and leadership in key segments of molecular testing, we believe that the combined company will truly be a leader in the industry.

As you can see on slide three, under the terms of the agreement, the transaction will be effective as an exchange offer followed by a merger of Digene into a subsidiary of QIAGEN. The acquisition consideration will consist of cash and QIAGEN stock and Digene shareholders may elect to receive for each Digene share either U.S. dollars 6125 in cash or 3.545 shares of QIAGEN stock, subject to pro ration, so that the total consideration issued for Digene stock consists of 55 percent cash and 45 percent QIAGEN stock.

Based on the companies’ closing stock prices on June 1, 2007, the U.S. dollars 6125 per share of consideration to be received by Digene shareholders represents a premium of 37 percent and total equity consideration of approximately $1.6 billion dollars. This number includes $170 million dollars in net cash.

It is anticipated that the stock portion of the consideration will be tax free to Digene shareholders. At closing, QIAGEN shareholders will own approximately 78 percent of the combined company on a fully diluted basis, and Digene shareholders will own approximately 22 percent. We expect that the transaction will close in the August/September time period.

Digene has a strong management team, and we expect key players in that team to be important contributors to our combined future. Daryl Faulkner, Digene’s CEO, will remain as CEO through the closing of the deal, and thereafter serve in the important function as co-chair together with me of the Integration Steering Committee. We have established an excellent working relationship, and together we look forward to insuring that this integration will achieve maximum success.

Slide four provides a snapshot of the two companies, including headquarter locations, number of employees, revenue figures, and other relevant facts and figures. Importantly, as you can see, both companies have strong records of consistent growth, and we believe the short and long term market and value creation potential for our joint company is tremendous.

At this point, I would like to hand over to Daryl, who will share with you some perspectives on Digene.

DARYL FAULKNER, CEO, DIGENE: Thanks, Peer.

Before I talk about Digene, I’d like to say that I am very excited about the opportunities this transaction will provide for our employees, our customers and our shareholders. Together we will expand our geographic reach and create a life sciences and diagnostic company with a larger portfolio of products and services to address a wide range of patient needs.

Digene, as you know, is a 20-year company with approximately 600 employees, and during this time it has created a terrific franchise, and I would especially note the strong market leadership in one of the most important growth segments of diagnostics.

Slide five. Digene is the absolute leader in key molecular diagnostic segment of HPV testing and has the only FDA-approved test for HPV. In addition to our successful HPV test, our molecular diagnostics product portfolio also includes tests for Chlamydia, gonorrhea, blood viruses such as hepatitis B, and CMV. These tests are based on our proprietary hybrid capture technology which allows for advance molecular testing in virtually any laboratory setting.

Currently about 80 percent of our revenues are in the U.S. The remaining 20 percent represents our sales in over 40 countries worldwide. Together with QIAGEN, we expect to significantly increase our international scope.

Looking at slide six, this transaction is building upon a decade-long successful partnership between QIAGEN and Digene. We’ve collaborated on various projects such as our rapid capture system which QIAGEN co-developed and manufactures for us. This system is the core platform for Digene, and is an FDA-listed instrument. We’ve placed over 100 of these rapid capture instruments to date around the world, and we would expect another 30 of these placements this year alone.

Looking at slide seven, for Digene shareholders, this transaction provides significant premium to the value of their shares as well as the ability to participate in the upside potential of the combined entity. With the collective resources of our talented scientists and innovative R&D capabilities, our shareholders will benefit from investments in new technologies that we believe will shape the future of our industry. QIAGEN’s broad asset portfolio offers added value for Digene’s customers as well as the next generation platform programs, and Digene will benefit greatly from QIAGEN’s global operations infrastructure to accelerate its international growth.

And now let me hand it back over to Peer to discuss the benefits of QIAGEN of the combined company. Peer?

PEER SCHATZ: Thank you, Daryl. As you will see on slide eight, the strategic rationale for this transaction is truly compelling from a QIAGEN perspective. Our strategy as outlined to you over the past few years is to create strong leadership in sample (INAUDIBLE) technologies, in research, pharma, applied testing, and molecular diagnostics.

Within our molecular diagnostics business, our sales professionals are selling our products to the same molecular diagnostics customers as their Digene laboratory sales counterparts. Both companies have earned superb reputations.

With HPV testing, we are now adding a leadership position in one of the fastest-growing segments in molecular diagnostics.

Digene’s position is exceptionally strong and its portfolio bridges our virology franchise into oncology molecular diagnostics, which is fast becoming a very exciting opportunity. We are entering this era as a new market and technology leader, and as you can see from the financial outlook, these strategic benefits also generate an extremely attractive shareholder value creation opportunity.

On slide nine, just to summarize, the combined company creates strategic and financial value. This transaction creates market and technology leadership in what is one of the most exciting areas of life sciences and health care, molecular diagnostics. Current estimates predict a global potential market of more than one billion for HPV testing. We are especially excited about the opportunities that our joint technology and capabilities can create, and with the market leading sales force in molecular diagnostics, we have a fantastic sales channel to bring these to our customers. With over 300 sales people in molecular diagnostics and over 1000 overall, we have a very powerful sales infrastructure.

Looking at slide 10, you’ll see that the organizations are highly complimentary. I would highlight for you aspects such as global reach, a focused and comprehensive portfolio and leadership in molecular diagnostics, including a unique and market leading product.

Turning to slide 11, the business complimentarity (ph) is quite clear. This will provide enhanced opportunities for growth and revenue synergies. The combination creates a very balanced mix of customer segments. Forty-eight percent of our sales will be generated in molecular diagnostics. In all segments, we will be selling the same core capability, molecular, sample and (INAUDIBLE) technologies.

Turning to slide 12, as you’ll see on the next couple of slides, cervical cancer is a major health care priority, and HPV is the proven cause of this cancer. One woman dies every two minutes from cervical cancer totaling more than 230,000 deaths per year. The Digene HPV test is the only FDA-approved test for the viral cause of this cancer. There is extensive clinical data validating the effectiveness of the Digene test. This validation has led to the development of major cervical cancer screening guidelines advocating the use of HPV testing in routine screening. Ultimately, what we find especially rewarding is knowing that with the use of the Digene HPV test in cervical cancer screening programs, no woman should die of cervical cancer.

This is pretty amazing, and (INAUDIBLE) is a clear achievable aspiration. When combined with QIAGEN’s global scope, we will have tremendous opportunity to reach women all over the world who are at risk of this disease.

On slide 13, we have summarized the key role HPV testing plays in women’s health. First of all, persistent infection with HPV is the proven cause of cervical cancer. Looking at the clinical data on the Digene HPV test, the advantages are clear. Conventional cytology is barely more than 50 percent sensitive for the detection of high grade cervical disease, the precursor of cervical cancer.

Additionally, even the newer liquid based cytology tests may miss up to 15 to 35 percent of disease. The Digene HPV test alone has routinely been found to have 90 to 95 percent sensitivity. When combined with a path test, the test has routinely demonstrated 100 percent sensitivity. As you can imagine, with clinical data such as this, many physician bodies have published guidelines recommending the use of HPV testing in primary cervical cancer screening. Among them are ACOG, the American College of Obstetricians and Gynecologists, and American Cancer Society, the CDC, and others.

We would encourage you to visit the Digene web site for additional background and other relevant information on cervical cancer.

Looking at slide 14, you will see that the potential market for HPV testing is huge, not only in the United States and Europe, but also in developing countries. As HPV testing is adopted into best medical practices and awareness and the effectiveness of HPV testing becomes better known, we believe the potential worldwide market should be in excess of $1 billion dollars. Our combined company will be uniquely positioned to facilitate HPV testing in underserved regions as well, in both industrialized and developing countries. We will be able to accomplish this objective in a cost-effective manner.

Turning to slide 15, recently-approved vaccines for HPV infections have been all over the press lately, and these products and product candidates have the potential to reduce the incidents of cervical cancer in the population. This media coverage is significantly increasing awareness of the link between HPV and cervical cancer, and thereby helping to fuel the growth of HPV screening. It is also imperative to realize two key aspects of the vaccination. First, vaccines are targeted at girls and young women up to age 26, whereas the key indication for the Digene test is in women aged 30 and over. Second, the vaccine only protects against two of the type 13 high risk types.

We are very proud of the work that has been done to develop and promote HPV molecular diagnostics. We look forward to the enhanced opportunities that will result from this merger, which will allow the combined company to benefit from its geographic reach and offer a larger portfolio of products and services to address a broad spectrum of needs.

Turning to slide 16, you will see that the opportunities to accelerate our growth are tremendous. In both the near term and long term, we anticipate generating significant revenue synergies that will contribute to enhanced growth, which naturally translates into value for our company and our shareholders. We’re excited about the opportunities to accelerate our existing product platforms to expand our leadership of sample and asset technologies. This transaction provides us with many ways to drive top and bottom line growth, such as access to new channels with existing and new products, and combined infrastructure to provide greater operating leverage as well as a foundation for next generation (INAUDIBLE) and platform technologies in infectious disease, women’s health, and oncology.

The next slide speaks for itself. We are neighbors. As I mentioned earlier, given the close proximity of our U.S. operations, we are ideally positioned to combine our businesses and utilize the talents and capabilities of our talented employee bases to reach new heights as the industry leader.

Turning to slide 18, that brings me to my next point. Additionally, our corporate cultures are very similar, both in terms of focus and excellence, and because of the close proximity of our two companies’ operations as well as our long-standing relationship, we believe we will be able to rapidly and seamlessly integrate our two companies.

Looking ahead, by drawing on our existing and productive working relationship, the companies anticipate developing future growth opportunities. Both companies have strong leaders with expertise in molecular diagnostics and life sciences. Building on our past experience at QIAGEN where we have successfully integrated 12 companies in the last three years, I am confident in our ability to integrate and create value from this transaction, and I know I speak for my entire management team when I say that we are looking forward to working alongside the talented employees at Digene.

Turning to slide 19, the strength of this combination is undeniable. It builds on the strategies of both companies and creates a new leader in molecular diagnostics with broader synergies in technology, content, channel, and infrastructure. The transaction provides benefits to shareholders of both companies, and an excellent basis for future growth.

And now I would like to turn over to Roland to discuss the financial details of the transaction.

ROLAND SACKERS, CFO, QIAGEN: Thank you, Peer. This indeed is very exciting day for all of us. The position of QIAGEN provides strong financial (INAUDIBLE) and multiple growth drivers in addition to the exciting strategic benefits Peer addressed earlier. We expect that this transaction will be a key driver of the EPS goal into the future with accretion of an adjusted EPS basis in the third full year after closing and significantly accretive thereafter.

Revenue synergies, I expect it in several key areas to accelerate QIAGEN’s top line growth. Our ability to use our complimentary geographic coverage, strong sales forces and customer relationships is anticipated to (INAUDIBLE) of Digene’s products.

In addition, we expect that this transaction (INAUDIBLE) of QIAGEN’s existing sales channels which we believe will provide meaningful synergies. We believe that the combined financial strength of the two companies is compelling. In the last quarter (INAUDIBLE) 2006 the combined companies created approximately 600 million U.S. dollars in revenues, and over the last three calendar years a 90 percent revenue (INAUDIBLE)

These two companies have a (INAUDIBLE) and are in a provision to continue this trend.

On a combined basis, the two companies would have demonstrated a 25 percent operating income and a 31 percent net income (INAUDIBLE) over the last three calendar years. This illustrates the significant strength to execute in terms of profitability goals. (INAUDIBLE) that we can obtain sustainable economies of scale from this combination, and there is (INAUDIBLE) strength across the two organizations.

(INAUDIBLE) transactions. We also expect to achieve substantial near term and long term synergies. (INAUDIBLE) increases to existing costs is a significant driver for the synergies we expect to realize. We believe that we will be able to use our excess capabilities from one company in areas where the other is limited. For example, centralizing logistics (INAUDIBLE) our key infrastructures and integrations (INAUDIBLE) marketing activities are areas where there is already identified significant potential for cost synergies.

For 2008, we expect cost synergies to be in the range of 35 to 45 million U.S. dollars. We foresee these synergies to result from the reduction of cost (INAUDIBLE) through better utilization of the existing equipment and from the elimination of redundant operating expenses, including a reduction in (INAUDIBLE) company costs.

We expect our combined R&D capabilities to accelerate growth in product development and also to provide the capabilities to (INAUDIBLE) QIAGEN instrument platforms.

The expansion of our geographic base, it also has a meaningful impact. As we have mentioned, we anticipate strong revenue synergies through expansion, particularly in Europe and Asia. QIAGEN’s large direct sales force and customer relations (INAUDIBLE) all play in a key role here.

On the product side, we expect to accelerate organic growth for the combined company on several fronts. This area would include (INAUDIBLE) sample preparation, next generation asset technologies and the (INAUDIBLE).

Additional financial impact of the merger beyond this scope setting we just indicated will be determined as we progress through phases of the integration. Our integration team is in place and focused. (INAUDIBLE) operational integration team will be led by (INAUDIBLE) QIAGEN’s VP of Global Operations. Additional members of the team will include Thomas Schwind (ph), QIAGEN’s VP of (INAUDIBLE) and marketing as well as (INAUDIBLE) CFO of QIAGEN and (INAUDIBLE) Senior Vice President Commercial Operations of Digene. We

are confident in our ability to execute on our integration goals. We have successfully integrated 12 acquisitions over the past few years and believe that we have the capabilities and expertise from this experience to be confident here.

Turning to our expectations for the financial impact of the transaction through the end of the calendar year 2007. We do not foresee any changes to Digene’s (INAUDIBLE) estimate. QIAGEN’s revenues and EPS allocations will be dependent of the final closing date of the transaction. Excluding one-time charges, integration and restructuring costs, amortization of acquired intellectual property and (INAUDIBLE) based compensation, we expect dilution on adjusted EPS in the third quarter of one to two cents per share.

For the fourth quarter of calendar year 2007, we expect net shares in the range of 58 to 60 million U.S. dollars and adjusted EPS dilutions of three to four cents a share. The financial impact is expected to result from certain integration activities (INAUDIBLE) longer to realize than others.

Revenue contributions for 2008 are expected to be in the range of 260 to 270 million U.S. dollars. The 2008 revenues and possibility will be enhanced by synergies and offset by previously accrued (INAUDIBLE) to Digene. We anticipate tangible improvements to our adjusted operating margins of approximately 28 to 30 percent and accretion of two to four cents a share on an adjusted basis.

The combined financial strength of the companies will provide for a strong balance sheet with an (INAUDIBLE) ratio of greater than 45 percent. We anticipate a positive financial impact with over 100 million U.S. dollars in cash flow generation and 250 million U.S. dollars in EBITDA.

Looking beyond 2008, we believe that we can achieve a significant improvement over our current organic growth rate of 10 percent to (INAUDIBLE) organic growth rate of 15 percent or higher. We believe that this could translate into an adjusted EPS growth of in excess of 20 percent, an adjusted operating income margin of 30 percent and higher. This rate indicates that after the closing we will continue to be well positioned to maintain our steadfast goal.

And with that, I would like to turn this over back to Peer.

PEER SCHATZ: Yes, thanks, Roland, and turning to slide 28, let me review the road map to completing this transaction. We believe we can move quickly to close this transaction. Later this month, we will launch the exchange offer for both cash and stock. We expect to have a vote on the transaction by QIAGEN shareholders by early July.

The next steps would be regulatory approvals. We do not anticipate any significant delays. Following the completion of the tender offer, we anticipate that the transaction will close in the August/September time period.

Now turning to slide 29, let me briefly reiterate that we see tremendous opportunities to maximize our respective strengths for the benefit of our company’s customers, patients, employees and shareholders, with leading technologies, powerful sales and marketing channels, and world class capabilities. The financial and business rationales are extremely compelling. We see tremendous growth opportunities from our broader geographic reach to drive revenues and developing new customer relationships. We also envision great potential to develop new product and applications.

I would like to close by saying that I’m looking forward to working with Daryl and Digene’s talented employees so that we can take our company to the next level and deliver significant benefit for the combination to all of our shareholders. I have great confidence in the prospects for the combined company. We hope you share our enthusiasm.

With that, we will open up to – the call to your questions. Operator?

OPERATOR: Thank you, Mr. Schatz. As a reminder, if you would like to ask a question at this time, please press star then the number one on your telephone keypad.

Your first question is from Quintin Lai of Robert W. Baird.

QUINTIN LAI, ROBERT W. BAIRD: Hi. Good afternoon and good morning. Congratulations.

PEER SCHATZ (?): Hey, Quintin.

QUINTIN LAI: First, Daryl, could you talk a little bit about the decision process as you were going down the pathway of coming up with next generation platforms and looking at technology additions and deciding that instead of going at it your way, instead moving and merging with QIAGEN?

DARYL FAULKNER: Yes, Quintin. You know that we have had a long relationship with QIAGEN, and you know we’ve also been building a strategy during the period of time in our first months here. It was pretty clear that in the strategy there were three things and most of you know that we were targeting that we were going to do. One is improve our menu capability, two, develop instrumentation, next generation platform for instrumentation, and third, we felt like we needed to really increase our global reach quickly. All three of these things when we looked at the opportunity that was presented by the QIAGEN relationship, we seemed like gave us a real running start to accelerate all three of these, and so it was a very compelling story to look at that and say that we could probably save two or three years off of the strategy that we’d put together by making this combination, so.

QUINTIN LAI: Alright. Thank you for that. And then kind of as a follow-up, Peer, as you’ve given this revenue synergy, revenue outlook for 2008 of 260 to 270, that’s pretty much kind of in line with where consensus has got Digene, but I guess when do you expect kind of the opportunities for revenue synergies for the combined companies, especially given your strong international presence and, you know, for example, your acquisition of PG Biotech and now your leadership in China, for example.

PEER SCHATZ: Well, Quintin, we fully agree with you that there are tremendous revenue synergies going forward. The geographic reach that we have, the broad asset portfolio that we can team up with Digene’s leadership in HPV, the sales channel size, that it’s simply growing – going to significantly increase, new product opportunities, some products we have we’ll be able to put together quite quickly that will provide quite some up side, so there is certainly a lot of revenue up side that we can generate in the years thereafter, but we have to do the integration. That’s something that we’re kicking off once the transaction closes, and we’ll move very aggressively on. It is well prepared, well laid out, and we’re going to address everything immediately that we can address, and so for the years thereafter we expect significant accretion.

There is a small portion, by the way, of sales that we previously add to Digene. As you know, there’s a very close relationship between the two companies, and supplies from QIAGEN going to Digene, those will obviously now be consolidated out as inter company sales, so there’s actually already a slight impact in 2008, but we think the best is to come then thereafter.

QUINTIN LAI: Great. Thank you very much.

PEER SCHATZ: OK. We will certainly have more guidance on the plans after closing. We’ll be able to give you more color on what our plans are and how they could impact going forward.

QUINTIN LAI: Thank you.

OPERATOR: Thank you. Your next question is from Tycho Peterson with JP Morgan.

TYCHO PETERSON, JP MORGAN: Good morning.

PEER SCHATZ (?): Hi, Tycho.

DARYL FAULKNER (?): Tycho.

TYCHO PETERSON: On the deal, can you comment on whether this was, you know, competitive bidding process here, and if there’s a breakup fee involved?

DARYL FAULKNER (?): Tycho, I would say that no doubt we did look at all strategic alternatives. Our financial representatives did have direct compensations with a number of potential strategic partners. In the final analysis, both I and our Board strongly agreed that this transaction is the best alternative financially, strategically and operationally, and we have a significant opportunity to have a much stronger franchise on both – with both companies as we go forward.

For more detail, you can obviously look in the SEC filing which would be released later today.

TYCHO PETERSON: …with the Board composition’s going to look like?

PEER SCHATZ (?): Well, we’re operating, as you know, under a Dutch holding company at QIAGEN. We’re boldly operating and these are these are things that come up for annual votes to shareholders, and our next shareholder meeting will be then June 2008. Our shareholder meeting is in a couple of weeks, and the proxies already went out, so should there be changes, this would be something that would become clear as time comes closer.

TYCHO PETERSON: OK. And as I think a little bit about the revenue synergies here, I mean, you know, it sounds like there’s a lot of trending about pushing HPV testing overseas, and then Peer, you alluded to, you know, some products that could (INAUDIBLE) early in development. I’m just wondering if you can give a little bit more color here, you know. Are these the, you know, traditional clinical sample prepped stations that we’ve been hearing about from Digene for some time, and then also, is there an opportunity to kind of leverage some QIAGEN products into, you know, the Digene channels, i.e. going after maybe some of the physicians, OB/GYN’s, more directly. Thanks.

PEER SCHATZ (?): Sure, Tycho. Excellent questions. The pipeline of projects is extremely deep and has been something that catalyzed the excitement in the discussions that led to this transaction. There’s just such a tremendous opportunity with the strength and power of our core capabilities and sample processing and asset technologies that we can bring to this franchise, and at the same time, the Digene franchise is tremendously valuable to combine with, you know, the very broad asset portfolio we have to create a complete offering in many different areas. I really do not want to go into detail, but as you know, in many countries of the world we sell very broad portfolios of molecular tests, and the cross selling synergies are quite significant. The next generation platform development projects are quite significant. You mentioned things like near term sample preparation goals that Digene had previously communicated. Well, I think that’s something QIAGEN does quite well, so that’s something we’ll certainly have on the list, but also then the internationalization, you know, Digene does only a small portion of their sales out side the United States. We have extremely strong franchises in Asia, Europe, but also in the United States, and combining those, it’s just a formidable sales force, and what is so formidable about this, Tycho, is focusing on molecular testing. This is a company that is so crystal clear, focused on one application area, molecular testing, and bringing that into multiple different markets. The power is just a result of that focus.

But, you know, on terms of further detail on the research and development pipeline, I prefer to leave that to a session after the closing where we can provide further detail on that.

TYCHO PETERSON: OK. Thank you very much.

OPERATOR: Thank you. Your next question is from Maykin Ho of Goldman Sachs.

MAYKIN HO, GOLDMAN SACHS: (INAUDIBLE).

PEER SCHATZ (?): Yes, good morning, Maykin.

MAYKIN HO: How are you? I understand that you already sell a version of the HPV test in China. Can you comment on the Digene test versus this test, and also now that the sales force is basically the largest in the industry after this combination, what are some of the potential strategic implications, for example, maybe in licensing of technologies that previously you would not be able to do, all products?

QUINTIN LAI (?): OK. The first part of the question, yes, we do sell in China an HPV test. It’s a real-time PCR test. The – what is quite compelling is that Digene previously also announced that together with the Gates

Foundation, they embarked on a program to develop a very low cost and disseminateable HPV testing platform that they’re rolling out near term, and this is a perfect product for developing countries, so we think we have a fantastic portfolio, real time PCR plus also this fast or this, I’ll say, simplified version of the HPV test that can go into developing countries, also into laboratories that have more limited equipment.

Now, to just understand this question is actually quite interesting. HPV is often seen as one (INAUDIBLE) there are over 100 different subtypes of the virus of which 13 are more high risk types, and the – so it’s not a one product really, it addresses a broad array of different targets, and, you know, there are different alternatives, obviously, to testing.

Now the second part of the question I …

MAYKIN HO: Oh, I was just saying that with the combined sales force being eventually one of the largest ones in the industry, can you comment from a long-term strategic point of view what kind of opportunity might open up, for example, in terms of licensing and products or technologies or even being potential acquirers of other technologies.

QUINTIN LAI (?): Yes. That’s, you know, that’s one of the things that excites us quite considerably going forward, the power of the sales channel. We remember what Digene did was take a vision that HPV would be an important test at some time in the future and took it over a decade of developing, 15 years of developing, putting this product into the markets, investing in this vision, and now it’s taking off. This is a franchise that is so powerful in terms of introducing new tests to the market which, by the way, also are related to cancer, so as we all know, molecular diagnostics for cancer is the next wave of the future, and with Digene we’re bridging our virology capabilities and we can add to that as a joined company, new assets as you also referred to new formats, but also we have a bridge into oncology, which allows us to capture as the market leader in terms of size, scope and also infrastructure into this next wave of new diagnostics, and you know, we will always as we already do now, both companies, we will always look for new opportunities to end license and acquire and expand the franchise to the benefit of our customers and shareholders.

MAYKIN HO: Thank you.

OPERATOR: Thank you. Your next question is from Patrick Fuchs of DZ Bank.

PATRICK FUCHS, DZ BANK: Hello, everybody out there. Question regarding the (INAUDIBLE) currently for HPV tests with the coming HPV (INAUDIBLE) do you see there a bigger demand for, let’s say, the women in their 20s, concerned if they – are they doing tests before many try out the vaccines type of thing is actually the (INAUDIBLE) comes at a time when, let’s say, FDA approved competition is looming, looking at (INAUDIBLE) that’s aiming to launch or to file at least this year there, HPV tests that the FDA, and isn’t it a little bit complicated for QIAGEN in the way that I’m, if I’m right, QIAGEN is an OEM supplier of pre-analytical tests for the (INAUDIBLE) HPV test or this would be the first time, actually, that QIAGEN would be in competition with one of its OEM customers there. Thanks.

DARYL FAULKNER: Patrick, it’s Daryl Faulkner. I’m …

PATRICK FUCHS: Hi.

DARYL FAULKNER: … going to take the first part of this, and then I’ll let Peer address the second piece of this.

First of all, we see the vaccines as part of a solution to eradicate for the first time a cancer off the face of the earth, and so if you think about the existing screening capabilities that we have including this HPV test, which is the most sensitive and most predictive, along with vaccines which will have some impact in the future but none in the short term, then significant in the short term, we see it as part of a medical regimen that is welcomed in terms of how we provide health care, the best health care, for people around the world.

If you think about, though, the fact that vaccines are now for young women and girls up to a certain point, it will be many, many years before any effect will be seen that could potentially begin to slow down the progression of this disease, and so the fact that screening is going to in fact be very, very important, even including now the guidelines for the vaccines is to also be sure to encourage patients to continue their screening, so we’ve seen an up side from just the attention and awareness of vaccines. We – it’s actually given us quite a bit more potential of our own tests because more people know that HPV tests, what HPV is now than ever before, so the market is going to continue to be very, very strong in the future.

PEER SCHATZ (?): Yes. And I’d like to add to that, you know, the – we have a tremendous passion to work to fight this disease, and so it’s, you know, it’s a fantastic market in terms of size, and in terms of growth going forward, and especially exciting in terms of what it – what we can actually help do in terms of health care and also helping eradicate this disease, and you know, there will always be competition in every exciting market. What is important to understand is that Digene holds exclusive positions on certain sub types of the virus that are cancer causing, and the only way to get a complete test is the Digene portfolio, and it’s less sensible to run tests that have certain holes in them, so we have certainly a very comprehensive product that allows an unrivaled clinical solution.

At the same time, we have an OEM group within QIAGEN that has since 15 years been supplying other companies, and it’s not the first time since about 10 years we’ve been competing with a lot of these customers, and they have been competing with us and we’ve been sharing technologies to the benefit of our customers. We have an absolute loyalty to the customer relationships we have. There are many other companies that we supply. Roche has always been a competitor of QIAGEN in nucleic acid purification and PCR, and is also a competitor in many molecular testing areas, and that is fine. We’re sharing technologies and bringing them to the market to the benefit of our customers and ultimately health care, so going forward I don’t foresee that to change, and it’s a broader mission that we’re on, and the business leverages itself very well across different customer segments.

I would maybe just like to add just a compelling argument just to show you how important we are now with the core franchise across different customer segments. We were there when the virus was researched on in academia. We were there when the vaccines were developed as key suppliers to the vaccine developers, and we are there in molecular testing with our sample (INAUDIBLE) technologies, also in that market segment. Here you see now the strategy that we laid out three or four years ago to take a core competency and focus on that. We sold off parts of the business, discontinued R&D programs, concentrated on what we do best, and are taking that into multiple markets. We’re market leader in all of the four segments we now supply.

PATRICK FUCHS: OK. Thank you.

OPERATOR: Thank you. Your next question is from Caroline Corner with Montgomery & Company.

CAROLINE CORNER, MONTGOMERY & COMPANY: Hi. Thanks for taking my call. Just a point of clarification first off. You are supplying materials to Merck and/or Glaxo for the HPV vaccine, is that correct?

PEER SCHATZ (?): Well, to – yes, that is correct. A lot of these – and I can say that because Merck disclosed it at multiple scientific conferences. We were the party that supplied to them the sample processing and the testing technologies with which they monitored the patients during the clinical trials, and these were very, very significant testing numbers, so – and Merck is not the only company, and as market and technology leader in supplying molecular testing, also into pharmaceutical industries, we supply to the vaccine companies but also to almost all large therapeutic programs that are merging, using molecular testing, to create a higher (INAUDIBLE) and efficiency of their drugs.

CAROLINE CORNER: OK. Thanks for the clarification. Also, going forward, given that you have a lot of leverage and sampling and asset technology and now have Digene’s relationships with physicians and also consumers, would you consider in the future moving into perhaps tap (ph) testing?

PEER SCHATZ (?): Well, you know, our core capability is molecular sample and asset technologies. We have a tremendous (INAUDIBLE) in terms of know-how on how to process samples, to target minute amounts of target genetic materials, and make them visible. On that franchise which we focused on very intensely, we’ve created multiple different product portfolios for multiple different customer segments, and this concentration has been the formula to our industry leading organic growth rate, which is routinely two to three times higher than the industry average, and has brought us tremendous success and also strategic leverage going forward, so we intend to remain a very focused crystal clear strategy company, and the Digene addition only adds to that.

CAROLINE CORNER: OK. Thank you.

Final question. Before you were mentioning about (INAUDIBLE) synergies. Digene’s had a lot of success with direct to consumer advertising. Are there any opportunities where you could leverage that for your products or are they all targeted not at consumers directly?

PEER SCHATZ (?): It’s an excellent question, and if you look at the market going forward, you could imagine a lot of such opportunities emerging in the future as we are – science is rapidly evolving and new diagnostic targets are emerging that have tremendous health care opportunities and have to roll out very quickly into the market. The consumers have gotten very aware of modern molecular testing capabilities or at least of testing capabilities to diagnose and potentially protect against diseases, and this could be also an important marketing element for future campaigns, yes.

CAROLINE CORNER: Thanks very much, and congratulations on the merger.

PEER SCHATZ (?): Thank you, Caroline.

OPERATOR: Thank you. Your next question is from Brian White of Deutsche Bank.

BRIAN WHITE, DEUTSCHE BANK: Yes, good morning.

PEER SCHATZ (?): Good morning, Brian.

BRIAN WHITE: Morning. A question, just on clarification. You mentioned that (INAUDIBLE) given the – one of the principal (INAUDIBLE) of the – for the merger. I just wonder, are you seeing them (INAUDIBLE) QIAGEN has all the international infrastructure including all of the (INAUDIBLE) people at this stage and what needs to be done to insure (INAUDIBLE) U.S. markets, and then secondly, just quickly on the – can you give us an update on the rapid capture system, I think, 130 units by year end. I just wondered if you could split those out between Europe and the U.S.? Thank you.

PEER SCHATZ (?): Well, Brian, I’ll just start out, I once, you know, our belief is that successful companies should never be fully satisfied with what they have currently and should always strive to do better, and so we certainly have a lot of opportunities to be even better going forward, but in the first, you know, as of today, we have a tremendously powerful sales channel on a – and with a very global reach, and we will continue to expand that, and, Daryl, do you want to add to that?

DARYL FAULKNER: So, Brian, the question about the rapid capture, as I mentioned in my comments earlier, 80 percent or so of our business is in the U.S., and you find a very high distribution of our rapid capture systems in the U.S. as well, where at this point you see larger volumes going to elapse, and again, the international growth could also mean that at some day you would see larger throughput instruments being used in other places.

BRIAN WHITE: OK. Thank you.

OPERATOR: Thank you. Your next question is from Daniel Wendorff of West LB.

DANIEL WENDORFF, WEST LB: Yes, hello, gentlemen.

PEER SCHATZ (?): Daniel.

DANIEL WENDORFF: Three questions, if I may, and first question just to get a feeling for the successful closing of the transaction, and does QIAGEN already have commitment of already in accessing shareholders at Digene, and second question would be regarding the reimbursement situation for the HPV test. Could you elaborate it that on how the reinvestment situation looks in the different parts of the world, and thirdly, in a few financing questions regarding slide 25. The contribution to fiscal year 2007, and maybe I missed that in the presentation, but what is the reason why it’s dilutive to even adjusted EPS, and secondly on that side, and could you already say something regarding the one of costs which could potentially occur from the transaction? Thank you.

PEER SCHATZ (?): Yes, Daniel, the first question was a quick answer. Obviously the details of the transaction will be made public at a given time, but if you look at the Board representation, there – it’s also shareholder representation and the Board at Digene, and you know, there was a unanimous vote on this transaction, but further details will become clear in due time.

DANIEL WENDORFF: OK. That’s fine.

PEER SCHATZ (?): I’ll hand over to Daryl for the second.

DARYL FAULKNER: So Daniel, the reimbursement situation is a mixed bag if you think about it all over the world, but in the U.S. we almost have consistent reimbursement in every state. In fact, if you go back to the previous question about the direct to consumer, reimbursement is one of the things you have in an area before direct to consumer advertising works in which you have all of the elements in place and then you begin to educate the consumer and the consumer finds an opportunity for a better molecular test as well as find that it’s also reimbursed when they go through the (INAUDIBLE) process.

In the rest of the world, as you can imagine, it’s in a – it’s different. In Europe where they have public health services, it – there are some private carriers that are reimbursing. We are watching every country there. We’re looking at public policy in terms of when it might shift to reimbursement for this test, and we have tracking mechanisms around each one of those and are focusing our resources on an investment on how to participate as those markets go. We do find so that still there are a lot of people that will use their private pay, will either pay themselves or private insurance carriers in Europe to do the same.

DANIEL WENDORFF: And if I would have to pay the private, how much would that roughly be? Could you give an indication there?

DARYL FAULKNER (?): … What would a private test cost in Europe?

I’m not sure we know that, Daniel. I’m – I …

JOE SLATTERY, CFO, DIGENE: Well, this is Joe Slattery. We do have pretty broad reimbursement for secondary indication for our tests in Europe. Although the women aged 30 and over represent the largest component of the potential market, the test is also approved by the FDA for the adjudication of women after an (INAUDIBLE) test smear, and that (INAUDIBLE) reimbursement is fairly broad in Europe as well.

DANIEL WENDORFF (?): OK.

DARYL FAULKNER (?): Maybe you want to add what the current reimbursement in the States is just to give a …

JOE SLATTERY (?): Sure. The CPT reimbursement in the U.S. is 4960.

PEER SCHATZ (?): $49.60.

DANIEL WENDORFF (?): OK.

ROLAND SACKERS (?): … on the – on your question on the financial side. (INAUDIBLE) last couple of weeks and identified synergies, but of course (INAUDIBLE) most of them can – really ought to be realized in a couple of weeks. There is one thing which would clearly have an impact for the third and fourth quarter, but I guess what is even more important, as Peer mentioned before, (INAUDIBLE) a lot of the potential in Europe and Asia and other regions, so we (INAUDIBLE) actually going to invest in the third and fourth quarter to accelerate …

DANIEL WENDORFF (?): OK.

ROLAND SACKERS (?): And that would have an impact on the third and fourth quarter, but then after …

PEER SCHATZ (?): I think one way of addressing this if I could just add to it, if you look at the synergy costs and look at the growth rate of the combined company, you’ll very quickly see that we will be able to capture these synergies simply by growing expenses a little bit slower, and this is a little bit what you see here going forward, and in 2008 the accretion is actually quite substantial, in 2009, and it grows significantly from that base, so what you see here is simply us holding back the expense growth a little bit, and that leads then to these impacts.

DANIEL WENDORFF: OK. Perfect. Thanks, and congratulations on the deal.

PEER SCHATZ (?): Thanks, Daniel.

OPERATOR: Thank you. Your next question is from Bill Quirk with Piper Jaffray.

BILL QUIRK, PIPER JAFFRAY: Yes, thanks. Good morning, and …

PEER SCHATZ (?): (INAUDIBLE).

BILL QUIRK: … congratulations on the deal all around.

PEER SCHATZ (?): Hi, Bill.

DARYL FAULKNER (?): Hey, thanks, Bill.

BILL QUIRK: Couple of quick questions. First is just on legal strategy. Peer, as I’m sure you’re well aware, Digene is involved in a couple of different lawsuits against potential competitors, and has historically been fairly active, fairly aggressive, I should say, in proactively defending its intellectual property. Safe to assume that we shouldn’t see or expect to see any change in terms of legal strategy?

PEER SCHATZ (?): Well, you know, this is something I would like to comment on after the closing. At this point in time, that would not be appropriate.

BILL QUIRK: OK. On – fair enough. Second question is, actually has to do with second generation or next generation platforms. I seem to recall that actually both companies had been working with Luminex, and, you know, does this deal help accelerate the development of what I guess I would call a sample to answer type of instrument platform?

PEER SCHATZ (?): Well, you know, multiplexing in general, and there are many different read out systems for multiplexing that can be used nowadays. Luminex is one of them, but we also support – and the – there’s a clear tendency over the medium to long term to in some areas move to integrated systems, and in some areas it is not very sensible to do that, so as we focus on this and (INAUDIBLE) commitment of the position that we have and how we want to expand from here on, you can assume that things like that are part of a plan, and you know, I – this is also something we would detail once we come together. We’re certainly looking at the portfolio that we have, exciting combination opportunities.

BILL QUIRK: So expect an update there after the deal closes and presumably upon the …

PEER SCHATZ (?): Yes. That would be something that would be feasible then.

BILL QUIRK: OK. Thanks, guys.

PEER SCHATZ (?): Thanks, Bill.

DARYL FAULKNER (?): Thanks, Bill.

OPERATOR: Thank you. Your next question is from Bruce Jackson of RBC Capital Markets.

BRUCE JACKSON, RBC CAPITAL MARKETS: Hi, thanks. In terms of the financing commitments, I assume that that’s going to be for the cash component of the Digene shares, and I was hoping you could give us a little bit more color on what interest rate you’re going to have with that financing.

ROLAND SACKERS: Yes, hi, Bruce. It’s Roland. So we do have committed financing. As you know, (INAUDIBLE) strong balance sheet before we had quite a large amount of liquidity, so (INAUDIBLE) is quite straightforward at QIAGEN, and (INAUDIBLE) balance sheet so I think that it is all that I can say to that.

BRUCE JACKSON: OK. And then the – in terms of the cash component, did the ratio between the shares and the cash component, will that be determined later depending upon the election the Digene shareholders make?

ROLAND SACKERS (?): That’s correct.

BRUCE JACKSON: Alright. Thank you.

OPERATOR: Thank you. Your next question is from Peter Lawson of Weisel Partners.

PETER LAWSON, WEISEL PARTNERS: Hi. I wonder if you could just talk through the cost synergies if you get – give us further breakdown of where those are falling in SG&A, cost of goods, R&D?

ROLAND SACKERS (?): Hi. Yes, I mentioned before, we work quite closely on that and we’ll be still going into the (INAUDIBLE) levels, but of course you want to first (INAUDIBLE) roll it out into the old organization (INAUDIBLE) internally with all our folks. I think it is more appropriate and, of course, we will (INAUDIBLE) much more in the (INAUDIBLE) side of what we’re going to do.

PETER LAWSON: OK. I wonder if you’d (INAUDIBLE) distinction between cash and stock …

ROLAND SACKERS (?): (INAUDIBLE).

PETER LAWSON: I wonder if you could talk to the distinction between the mix of cash and stock to finance the deal?

PEER SCHATZ (?): Well, you know, if you look at our balance sheet structure post the transaction, you’ll see that the financial structure of QIAGEN’s very similar to what we had before, and, you know, looking at the plans that we have going forward, the, you know, there are tremendous opportunities that we can capture. At the same time, it was very important to the Digene shareholders to get this up side in the joint entity. The leadership positions that we have allow that, and the – so there’s immediate value creation for (INAUDIBLE) shareholders on the table, and at the same time a participation in the up side through their stock component.

PETER LAWSON: OK. And then, just briefly on Digene’s R&D, is everything on hold for the next couple of quarters, or how’s – how should we think about that line going forward?

PEER SCHATZ (?): Yes, Daryl.

DARYL FAULKNER (?): Peter, obviously we still have a company to run. We’re running really hard delivering on the commitments that we’ve been making around our next generation platform. As we think about how this might accelerate, we’ll be working more closely as time goes on with the team from QIAGEN who I believe has significant resources to bring to help us there, and so no, the programs will move forward, and I hope to see a number of other new programs that will come out as – over the next months.

PETER LAWSON: But we shouldn’t see a big drop in R&D spend in the next two quarters?

DARYL FAULKNER (?): No, we would not like to see (INAUDIBLE) there’s a tremendous amount of work to do, and, you know, we have so many opportunities that we are going to move aggressively on, so I mean, you know, at QIAGEN, same thing.

PETER LAWSON: OK. Thanks so much.

OPERATOR: Thank you. Your next question is from Dan Leonard of First Analysis.

DAN LEONARD, FIRST ANALYSIS: And good afternoon and good morning.

PEER SCHATZ (?): Hi, Dan.

QUINTIN LAI (?): Hi, Dan.

DAN LEONARD: I just want to address once again the sales forecast for 2008. Your target at 260 to 270 is actually lower than the consensus number I’m looking at. So just given that all the synergies you talk about and the fact that you expect to exit ‘07 at a $240 million dollar run rate, I’m curious why that ‘08 projection is not higher.

ROLAND SACKERS (?): … to have in mind is (INAUDIBLE) from QIAGEN going to Digene of course the years before this (INAUDIBLE) included that into this as well. (INAUDIBLE) I think what you have to have in mind, of course, (INAUDIBLE) from their fiscal year into our fiscal year means we do have a different calendar year, so it’s also something …

QUINTIN LAI (?): Major impact, yes. So they had a June 30 calendar, fiscal year, and we’re now moving it to a December, so if you put it into quarters, which there are many consensus estimates out there on quarters, you’ll actually see it’s – there’s already some synergy built in into 2008 and, you know, eliminating the inter company sales, it’s already quite interesting.

ROLAND SACKERS (?): Yes. And so we clearly going to update you once after we close the deal and …

DAN LEONARD: OK. I mean, how meaningful were those inter company sales? What sort of magnitude?

ROLAND SACKERS (?): … presentation, we also protect our own revenue numbers in certain ways it comes through dedicated customers who we don’t disclose them.

PEER SCHATZ (?): Yes, this is confidential information.

DAN LEONARD: Then my second question, is it possible to run a broader menu of tests on the rapid capture instrument or will the menu expansion really come on the next generation instrument platforms?

JOE SLATTERY: This is Joe Slattery. We actually already have FDA approval to run (INAUDIBLE) device so it’s certainly possible to expand the application, and we look forward to the other possibilities with QIAGEN as they have introduced the next generation device that outperforms the rapid capture.

DAN LEONARD: OK. Thank you very much.

OPERATOR: Thank you. And your final question comes from Amit Hazan of CIBC World Markets.

AMIT HAZAN, CIBC WORLD MARKETS: Hi, guys, and congratulations.

PEER SCHATZ (?): Hey, thank you.

AMIT HAZAN: Just one final question I have, just to be clear, and I’m sorry if I missed it. Is there a caller on the offer?

PEER SCHATZ (?): No, it’s – you all see in the documents, there’s no caller on the offer, the fixed rate.

AMIT HAZAN: Alright. Thanks very much.

OPERATOR: Thank you. I’d like to turn the conference back over to the speakers for any additional or closing remarks.

SOLVEIGH MAHLER: Thank you very much, Jackie (ph). I would like to close this conference call by thanking you all for participating. Again, thank you very much, and if you have any additional questions, please do not hesitate to contact us. Have a nice day. Bye.

OPERATOR: Thank you. This concludes today’s conference call. You may now disconnect.

END

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of QIAGEN’s products, the timing of the completion of the transaction between QIAGEN and Digene, the anticipated benefits of the business combination transaction involving QIAGEN and Digene, including future financial and operating results, the expected financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. QIAGEN and Digene caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. The combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.

Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS,” “adjusted operating income,” “adjusted net income,” “adjusted operating margin” and “EBITDA” (net earnings before interest, taxes, depreciation and amortization expense). None of these financial measures is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for diluted EPS, income form operations, net income, or operating margin prepared in accordance with GAAP.